Exhibit 14



                             NANO-PROPRIETARY, INC.
                                 CODE OF ETHICS
     FOR DIRECTORS, SENIOR EXECUTIVES, FINANCIAL OFFICERS, AND ALL EMPLOYEES


I.       PURPOSE OF CODE OF ETHICS

The purpose of this code of Ethics is to promote the honest and ethical conduct of our Directors and Employees, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by the Company and to promote compliance with applicable rules and regulations that apply to the Company and its officers.

II.      INTRODUCTION

This Code of Ethics is applicable, in general, to all of the Company's Directors and Employees, and specifically to the chief executive officer, chief financial officer, chief operating officers, chief accounting officer and comptroller (or any persons performing similar functions, together, the "Senior Executive and Financial Officers"). References in this Code of Ethics to the Company means the Company or any of its subsidiaries.

We expect honest and ethical conduct in all aspects of our business from all of our Employees, and we expect the highest possible honest and ethical conduct from our Senior Executive and Financial Officers. A Senior Executive or Financial Officer is an example for other employees, and we expect them to foster a culture of transparency, integrity and honesty. Compliance with this Code of Ethics is a condition to employment and any violations of the Code of Ethics may result in disciplinary action, up to and including termination of employment.

Waivers of this Code of Ethics may be made only by the Board of Directors or by a committee of the Board of Directors and will be disclosed in accordance with applicable law.


III.  CONFLICTS OF INTEREST

A conflict of interest occurs when one's private interests interfere, or appear to interfere, in any way, with the interests of the Company as a whole. Conflicts of interest can also arise when an Employee takes action or an Employee, or a member of an Employee's family, have interests that may make it difficult for them to perform their duties to the Company effectively. Although we cannot list every conceivable conflict, following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:


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IMPROPER PERSONAL BENEFITS FROM THE COMPANY

Conflicts of interest arise when a Director, Officer, Employee, or a member of his or her family receives improper personal benefits as a result of his or her position in the Company. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure.

FINANCIAL INTERESTS IN OTHER BUSINESSES

Directors, Officers, and Employees should avoid having an ownership interest in any other enterprise if that interest compromises or appears to compromise your loyalty to the Company.

BUSINESS ARRANGEMENTS WITH THE COMPANY

Without the prior written approval of the Chief Executive Officer (or, with respect to the Chief Executive Officer or a member of the Board of Directors, the Board of Directors), a Director, Officer, or Employee may not participate in a joint venture, partnership or other business arrangement with the Company.

CORPORATE OPPORTUNITIES

If a Director, Officer, or Employee learns of a business or investment opportunity through the use of corporate property or information or their position at the company, they may not participate in the business or make the investment without the prior written approval of the Chief Executive Officer (or, with respect to the Chief Executive Officer or a member of the Board of Directors, the Board of Directors). Such an opportunity should be considered an investment opportunity for the Company in the first instance.

OUTSIDE EMPLOYMENT WITH A SUPPLIER

Without the prior written approval of the Chief Executive Officer (or, with respect to the Chief Executive Officer or a member of the Board of Directors, the Board of Directors), a Director, Officer, or Employee may not be a supplier or be employed by, serve as a director of or represent a supplier to the Company. Without the prior written approval of the Chief Executive Officer (or, with respect to the Chief Executive Officer or a member of the Board of Directors, the Board of Directors), a Director, Officer, or Employee may not accept money benefits of any kind from a third party as compensation or payment for any advice or services that he or she may provide to a client, supplier or anyone else in connection with its business with the Company.

If you have any doubt as to whether or not conduct would be considered a conflict of interest, please consult with the Chief Executive Officer.


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IV.      ACCURATE PERIODIC REPORTS AND OTHER PUBLIC COMMUNICATIONS

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports filed with the SEC and in our other public communications is required by SEC rules and is essential to our continued success. If involved in this process as a Senior Executive or Financial Officer, please exercise the highest standard of care in preparing such materials. We have established the following guidelines in order to ensure the quality of periodic reports.

     o All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

     o All records must fairly and accurately reflect the transactions or occurrences to which they relate.

     o All records must fairly and accurately reflect in reasonable detail the Company's assets, liabilities, revenues and expenses.

     o The Company's accounting records must not contain any false or intentionally misleading entries.

     o No transaction may be intentionally misclassified as to accounts, departments or accounting periods or in any other manner.

     o All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

     o No information may be concealed from the internal auditors or the independent auditors.

     o Compliance with Generally Accepted Accounting Principles and the Company's system of internal accounting controls is required at all times.

V.       COMPLIANCE WITH LAWS AND CODE OF ETHICS

All Directors, Officers, or Employees are expected to comply with both the letter and spirit of all applicable governmental rules and regulations and this Code, and to report any suspected violations of applicable governmental rules and regulations or this Code to the CEO or to a member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation. If anyone fails to comply with this Code or any applicable laws or regulations, they may be subject to disciplinary measures, up to and including termination of your employment.
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NO RIGHTS CREATED

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company's Directors, Senior Executive and Financial Officers, and Employees in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.